SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Clinton Spotlight Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 850 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 850 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,719,760 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,719,760 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,719,760 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.02%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 933,023 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 933,023 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 933,023 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.04%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Retail Opportunity Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,888,548 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,888,548 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,888,548 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 683,132 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 683,132 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 683,132 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.76%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,225,313 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,225,313 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,225,313 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.92%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,225,313 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,225,313 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,225,313 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 12 Pages

1	NAME OF REPORTING PERSONS Raphael Benaroya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 shares of Class A Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,000 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.11%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 12 Pages

1	NAME OF REPORTING PERSONS Dorrit M. Bern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000 shares of Class A Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,000 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,000 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 12 Pages

This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 30, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”) and Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the "Schedule 13D") with respect to the Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.  This Amendment No. 8 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On October 2, 2012 at approximately 3 PM, the Issuer's investment banker called Clinton and said, "it appears you have won" the Consent Solicitation. The banker asked how Clinton would like to proceed with the transition in the Board. The banker said he was authorized to say that Mssrs. Duskin, Hahn, Horn and Winterstern were "prepared to resign today" and would be willing to assist the new directors during a transition period. Clinton agreed to settle the Consent Solicitation in exchange for such resignations on the terms proposed by the banker. The parties discussed documenting their agreement and creating a press release regarding the transition. However, the Issuer and its representatives were unavailable for the remainder of the day. At 10:30 PM, the investment banker called Clinton to report that the Board had changed its mind and that the directors would not resign.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 3, 2012

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Retail Opportunity Partnership, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

/s/ Raphael Benaroya
Raphael Benaroya

/s/ Dorrit M. Bern
Dorrit M. Bern